ARCELOR MITTAL REPORTS PRO FORMA FULL YEAR

AND FOURTH QUARTER 2006 RESULTS

February 21, 2007 – Mittal Steel Company N.V. (“Arcelor Mittal”, “Mittal Steel” or “the Company”) (New York: MT; Amsterdam: MT; Madrid: MTS; Paris: MTP; Brussels: MTBL; Luxembourg: MT), the world’s largest and most global steel company, today announced results for the three and twelve months ended December 31, 2006.

2006 and Q406 Pro forma highlights (on the basis of IFRS, amounts US$ and Euros1):

•	Strong pro forma results in line with guidance

•	Full year crude steel production and shipments of 118 million tonnes and 110.5 million tonnes, respectively

•	2006 pro forma EBITDA of $15.3 billion, ahead of 2005 pro forma

•	$4.3 billion cash generated from operations in Q406 and strong net debt reduction in Q406 of $2.3 billion over Q306

•	Distribution of $2.4 billion including a $1.8 billion cash dividend and $590 million share buy-back - Annual base dividend policy confirmed

Q4 Highlights (on the basis of IFRS, amounts US$ and Euros1):

(US dollars in millions except earnings per share and shipments data)

Pro forma results	US Dollars
	Q4 2006	Q3 2006	12M 2006	12M 2005
Shipments (Million MT)[2]	26.7	26.9	110.5	102.9
Sales	23,203	22,069	88,576	80,171
EBITDA [3]	4,118	4,354	15,272	14,959
Operating income	3,243	3,444	11,824	11,648
Net income	2,371	2,182	7,973	8,263
Basic Earnings Per Share	$1.72	$1.58	$5.76	$5.97

(Euros in millions except earnings per share and shipments data)

Pro forma results	Euros[1]
	Q4 2006	Q3 2006	12M 2006	12M 2005
Shipments (Million MT)[2]	26.7	26.9	110.5	102.9
Sales	17,997	17,312	70,534	64,431
EBITDA [3]	3,194	3,415	12,161	12,022
Operating income	2,515	2,702	9,416	9,361
Net income	1,839	1,712	6,349	6,641
Basic Earnings Per Share	€1.33	€1.24	€4.59	€4.80

1)	US Dollars have been translated into Euros using an average exchange rate of (US$/Euro) of 1.2893, 1.2748, 1.2558 and 1.2443 for Q4 2006, Q3 2006, 12M 2006 and 2005, respectively.
2)	Some intercompany shipments are not eliminated
3)	EBITDA is defined as operating income plus depreciation

Commenting, Lakshmi N. Mittal, President and CEO, Arcelor Mittal, said:

“I am pleased to report a strong performance in 2006 for Arcelor Mittal, with strong cash flow from operations and EBITDA in line with guidance.

This strong set of pro forma numbers clearly demonstrates the benefits of the merger between Arcelor and Mittal Steel. On a pro forma basis, Arcelor Mittal has now reported consistent EBITDA of approximately US$15 billion for three years, illustrating how our diversified geographic and product profile is helping deliver sustainable results.

The integration of Mittal Steel with all of its recent acquisitions is progressing well, and we are on track to deliver anticipated synergies. Simultaneously, we are continuing to execute our strategy and further build on our market leading position, as seen by our recent acquisitions and expansion plans both in steel and mining.

Looking forward, the market is stable and we are anticipating performance for the first quarter 2007 to be in-line with fourth quarter 2006 levels.”

FOURTH QUARTER 2006 NEWS CONFERENCE

Arcelor Mittal management will host a news conference today at:

Date: Wednesday, February 21st 2007

Time: 06.00 am New York Time / 11.00 am London Time / 12.00 am CET

The dial in number:

International number: +44 207 0705 579

UK:    0207 0705 579

USA:    +1 866 432 7186

Replay Numbers:

International number:    +44 208 196 1998

UK:    0208 196 1998

USA:    +1 866 5831039

Access Code for each language on the replay:

English 069434

Spanish 181439

French 414790

The news conference will be available via a live video webcast on www.arcelormittal.com. It will take place in Luxembourg, 19, avenue de la Liberté.

FOURTH QUARTER 2006 EARNINGS ANALYST CONFERENCE CALL

Additionally, Arcelor Mittal management will host a conference call for members of the investment community to discuss the fourth quarter 2006 and full year 2006 financial performance of Arcelor Mittal at 9.30am New York time / 2.30pm London time / 3.30pm CET on Wednesday, February 21st 2007. The conference call will include a brief question and answer session with senior management. The conference call information is as follows:

Dial in access numbers will be the following:

International: +44 208 3222 638

UK:  0208 3222 638

USA:  +1 866 432 7175

A replay of the conference call will be available for one week by dialing (access code 634819):

International: +44 208 196 1998

UK:  0208 196 1998

USA:    +1 866 443 7118

The presentation will be available via a live video webcast on www.arcelormittal.com

Forward-Looking Statements

This document may contain forward-looking information and statements about Mittal Steel Company N.V. including Arcelor S.A. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Arcelor Mittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Mittal Steel’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the Securities and Exchange Commission (“SEC”) made or to be made by Mittal Steel, including (in the latter case) on Form 20-F. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

The request for registration of the offer (“Offer”) by Mittal Steel Company N.V. for the shares of Arcelor Brasil S.A. is subject to analysis and approval by the Brazilian Comissão de Valores Mobiliários (“CVM”) and its features are subject to adjustment until such registration is obtained. This document constitutes neither an offer to acquire Arcelor Brasil S.A. securities nor an offer of securities in any jurisdiction. In particular, this document does not constitute an offer of securities for distribution or sale in the United States. Securities may not be offered, sold or distributed in the United States absent registration or an exemption from registration under the U.S Securities Act of 1933. Arcelor Mittal does not intend to register securities or conduct a public offering in the United States. Any offer that is made will be made to all holders of shares of Arcelor Brasil S.A. located in Brazil. In addition, holders of shares of Arcelor Brasil S.A. located outside of Brazil would only be allowed to participate in the Offer if such holders are permitted to do so under the laws and regulations of the jurisdiction in which they are located.

For further information, visit our web site: www.arcelormittal.com, or call:

ENQUIRIES:

Contact at Arcelor Mittal’s Investor Relations
Continental Europe	+352 4792 2414
UK/Asia/Africa	+44 207 543 1172
Americas	+1 312 899 3569
Retail and private investors	+352 4792 2434
SRI	+352 4792 2902
Contact at Arcelor Mittal’s Communication
Media Contacts
E-mail: press@arcelormittal.com Phone: +352 4792 5000

Arcelor Mittal Corporate Communications		Agencies
UK
Nicola Davidson	+44 207 543 1162 / 1172	Tom Siveyer/ Lydia Pretzlik
Luc Scheer	+352 4792 2360	Maitland Consultancy	+44 20 7379 5151
Jean Lasar	+352 4792 2359	France
Spain		Tiphaine Hecketsweiler
Ignacio Agreda	+34 94 489 4162	Image 7	+33 1 5370 7470
Oscar Fleites	+34 98 512 60 29	Brazil
		Paolo Andreoli	+55 11 31 69 9302
Gustavo Graça
		Andreoli Manning Selvage & Lee	+55 11 3169 9312

ARCELOR MITTAL PRO FORMA FULL YEAR AND

FOURTH QUARTER 2006 RESULTS

Arcelor Mittal, the world’s largest and most global steel company, today announced pro forma information for the three and twelve months ended December 31, 2006.

The pro forma information reflects the combined business as if the acquisition of Arcelor and its subsidiaries had taken place at the beginning of the period presented.

Purchase price allocation

The Company is in the process of allocating the purchase price for its acquisition of Arcelor. It should be noted that all of the purchase price allocation adjustments made and reflected in the Company’s December 31, 2006, financials (Income statement and Balance sheet) are still preliminary and could materially change as a result of the finalization of the purchase price allocation process (see Appendix 3). It is expected that this allocation will be finalized in Q2 2007.

The Company recorded the following significant preliminary purchase price adjustments:

Inventory

Inventory was increased by $1.1 billion as of the acquisition date (August 1, 2006). The pro forma income statement excludes the effects of this adjustment.

Tangible fixed assets

The Company is being assisted by an independent appraisal firm in valuing the tangible fixed assets acquired and assessing the remaining useful lives of these assets. Based on the preliminary estimates, the Company increased the value of the tangible fixed assets acquired by $12.3 billion. The Company also assessed the remaining useful lives of these assets and concluded that the assets acquired have a longer average remaining useful life than previously estimated by Arcelor. The Company therefore estimates, on a preliminary basis, the annual additional depreciation charge to be insignificant.

Goodwill

As a result of the preliminary purchase price allocation, the Company currently estimates goodwill related to the acquisition of Arcelor at $6.6 billion. This amount is still preliminary and could materially change as a result of the finalization of the purchase price allocation process.

Pro forma results twelve months ended December 31, 2006 versus twelve months ended December 31, 2005

Arcelor Mittal pro forma net income for the twelve months ended December 31, 2006, was $8.0 billion, or $5.76 per share, as compared with pro forma net income of $8.3 billion, or $5.97 per share for the twelve months ended December 31, 2005.

Pro forma sales and operating income for the twelve months ended December 31, 2006, were $88.6 billion and $11.8 billion, respectively, as compared with $80.2 billion and $11.6 billion, respectively, for the twelve months ended December 31, 2005.

Total steel shipments for the twelve months ended December 31, 2006, were 110.5 million metric tonnes as compared with 102.9 million metric tonnes for the twelve months ended December 31, 2005.

Pro forma depreciation for the twelve months ended December 31, 2006, increased to $3.4 billion as compared with $3.3 billion for the twelve months ended December 31, 2005.

Pro forma net financing costs for the twelve months ended December 31, 2006, remained flat as compared with $1.3 billion for the twelve months ended December 31, 2005. Pro forma net financing costs for the twelve months ended December 31, 2006, include a charge of $367 million OCEANES1 and a gain of $450 million resulting from a Canadian dollar swap.

Pro forma income tax expense for the twelve months ended December 31, 2006, increased to $1.7 billion as compared with $1.4 billion for the twelve months ended December 31, 2005. The effective tax rate for the twelve months ended December 31, 2006, was 14.9% as compared with 12.6% for the twelve months ended December 31, 2005.

Pro forma minority interest for the twelve months ended December 31, 2006, remained flat at $1.5 billion as compared with the twelve months ended December 31, 2005.

Pro forma results three months ended December 31, 2006 versus three months ended September 30, 2006

Arcelor Mittal pro forma net income for the three months ended December 31, 2006, was $2.4 billion, or $1.72 per share, as compared with pro forma net income of $2.2 billion, or $1.58 per share for the three months ended September 30, 2006.

Pro forma sales and operating income for the three months ended December 31, 2006, were $23.2 billion and $3.2 billion, respectively, as compared with $22.1 billion and $3.4 billion, respectively, for the three months ended September 30, 2006.

Total steel shipments for the three months ended December 31, 2006, were 26.7 million metric tonnes as compared with 26.9 million metric tonnes for the three months ended September 30, 2006.

Pro forma depreciation for the three months ended December 31, 2006, decreased to $875 million as compared with $910 million for the three months ended September 30, 2006.

_____________________________

1 As of March 14, 2006 Arcelor abandoned the cash settlement option included in the 2017 convertible bond (OCEANE). Consequently a net financing cost of $367 million (€296 million) was accounted for in accordance with the last fair valuation of the conversion option

Pro forma net financing costs for the three months ended December 31, 2006, was $4 million income as compared with $352 million expense for the three months ended September 30, 2006, primarily due to a gain resulting from a Canadian dollar swap in the three months ended December 31, 2006.

Pro forma income tax expense for the three months ended December 31, 2006, decreased to $642 million as compared with $669 million for the three months ended September 30, 2006. The effective tax rate for the three months ended December 31, 2006, was 18.6% as compared with 20.5% for three months ended September 30, 2006.

Pro forma minority interest for the three months ended December 31, 2006, increased marginally to $443 million as compared with $420 million for the three months ended September 30, 2006.

Pro-forma scope

The pro forma results for 2006 and 2005 include the results of the following acquisitions as if the acquisitions were made on January 1, 2006 and January 1, 2005 respectively:

•	the acquisition of Arcelor on August 1, 2006;
•	the acquisition of certain subsidiaries of Stelco on January 30, 2006;
•	the acquisition of Mittal Steel Kryviy Rih on November 26, 2005; and
•	the acquisition of Mittal Steel USA ISG Inc. on April 15, 2005.

Furthermore, the results of Arcelor include the following significant acquisitions as if those acquisitions were made on January 1, 2006 and January 1, 2005 respectively:

•	the acquisition of Sonasid on June 1, 2006;
•	the acquisition of Dofasco on March 1, 2006; and
•	the acquisition of Acesita on October 1, 2005.

Analysis of operations Q406 v Q306

Flat Carbon Americas

Pro forma total steel shipments in the Flat Carbon Americas segment were 6.7 million metric tonnes in the three months ended December 31, 2006, as compared with 7.4 million metric tonnes for the three months ended September 30, 2006.

Pro forma sales were lower at $5.1 billion for the three months ended December 31, 2006, as compared with $5.4 billion for the three months ended September 30, 2006.

Pro forma operating income remained flat at $0.8 billion for the three months ended December 31, 2006, as compared with the three months ended September 30, 2006.

Operating results for the three months ended December 31, 2006, as compared with the three months ended September 2006, were impacted mostly by lower shipments, particularly in North America, due to a slow down in the market and a reduction of spot market orders as service centers experienced higher inventories.

Flat Carbon Europe

Pro forma total steel shipments in the Flat Carbon Europe segment were 8.4 million metric tonnes in the three months ended December 31, 2006, as compared with 7.7 million metric tonnes for the three months ended September 30, 2006.

Pro forma sales were higher at $7.6 billion for the three months ended December 31, 2006, as compared with $6.5 billion for the three months ended September 30, 2006.

Pro forma operating income increased to $749 million for the three months ended December 31, 2006, as compared with $672 million for the three months ended September 30, 2006.

Operating results for the three months ended December 31, 2006, as compared to three months ended September 30, 2006, increased due to improved volumes and selling prices, offset partly by higher input costs.

Long Carbon Americas and Europe

Pro forma total steel shipments in the Long Carbon Americas and Europe segment were slightly higher at 6.1 million metric tonnes in the three months ended December 31, 2006, as compared with 6.0 million metric tonnes for the three months ended September 30, 2006.

Pro forma sales were higher at $4.6 billion for the three months ended December 31, 2006, as compared with $4.2 billion for the three months ended September 30, 2006.

Pro forma operating income remained flat at $0.8 billion for the three months ended December 31, 2006, as compared with the three months ended September 30, 2006.

Operating results for the three months ended December 31, 2006, as compared with the three months ended September 30, 2006, remained flat as higher volumes and selling prices were offset by increased input costs.

Asia Africa and CIS (“AACIS”)

Pro forma total steel shipments in the AACIS segment were lower at 4.9 million metric tonnes for the three months ended December 31, 2006, as compared with 5.4 million metric tonnes for the three months ended September 30, 2006.

Pro forma sales were lower at $3.5 billion for the three months ended December 31, 2006, as compared with $3.8 billion for the three months ended September 30, 2006.

Pro forma operating income was lower at $692 million for the three months ended December 31, 2006, as compared with $845 million for the three months ended September 30, 2006.

Operating results for three months ended December 31, 2006, were lower as compared to the three months ended September 30, 2006, primarily due to lower volumes (particularly in the Ukraine and South African operations), lower selling prices and marginally higher input costs.

Stainless Steel

Pro forma total steel shipments in the Stainless Steel segment were marginally higher at 543 thousand metric tonnes in the three months ended December 31, 2006, as compared with 481 thousand metric tonnes for the three months ended September 30, 2006.

Pro forma sales were higher at $2.2 billion for the three months ended December 31, 2006, as compared with $1.7 billion for the three months ended September 30, 2006.

Pro forma operating income was higher at $344 million for the three months ended December 31, 2006, as compared with $183 million for the three months ended September 30, 2006.

Results for the Stainless Steel segment improved for the three months ended December 31, 2006, as compared to the three months ended September 30, 2006, primarily due to price and volume increases.

AM3S2

Pro forma total steel shipments in the AM3S segment were higher at 3.7 million metric tonnes in the three months ended December 31, 2006, as compared with 3.2 million metric tonnes for the three months ended September 30, 2006.

Pro forma sales in the AM3S segment were higher at $3.3 billion in the three months ended December 31, 2006, as compared with $2.9 billion for the three months ended September 30, 2006.

Pro forma operating income was lower at $128 million for the three months ended December 31, 2006, as compared with $151 million for the three months ended September 30, 2006.

The results for the three months ended December 31, 2006, as compared with the three months ended September 30, 2006, were impacted by lower selling prices.

Liquidity and Capital Resources

The liquidity position of the Company remains stable. As of December 31, 2006, the Company’s cash and cash equivalents including restricted cash and short term investments were $6.1 billion. The net debt, which includes long-term debt plus short-term debt less cash and cash equivalents, restricted cash and short-term investments, was reduced by $2.3 billion to $20.4 billion as compared to September 30, 2006.

In addition, the Company, including its operating subsidiaries, had available borrowing capacity of $9.0 billion at December 31, 2006, as compared to $5.9 billion at September 30, 2006.

On November 30, 2006, Arcelor Mittal entered into a credit facility, which is comprised of a €12 billion term loan and a €5 billion revolving credit facility (the “€17 billion facility”). The proceeds of the term loan were used to refinance Mittal Steel’s €3 billion refinancing facility, €5 billion acquisition facility and €2.8 billion bridge facility, along with Arcelor’s €4 billion term loan facility and a €3 billion revolving credit facility. The €5 billion revolving credit facility has remained unutilized and is fully available to Arcelor Mittal, the proceeds of which may be used for general corporate purposes. The €17 billion facility is unsecured and provides for loans bearing interest at LIBOR or EURIBOR (based on the borrowing currency) plus a margin based on a ratings grid.

Arcelor Mittal’s €3 billion refinancing facility, €5 billion credit facility and €2.8 billion bridge facility were repaid and subsequently cancelled on December 14, 2006. Arcelor’s €4 billion term loan was repaid and subsequently cancelled on December 14, 2006 and its €3 billion facility was cancelled on December 5, 2006.

On September 27, 2006, Mittal Steel announced that its board of directors agreed upon a new dividend and cash distribution policy. The new policy will be proposed to Mittal Steel’s shareholders at the next general meeting. The new policy provides a mechanism that will allow Mittal Steel to honor its commitment of returning 30% of net income to shareholders every year through an annual base dividend, supplemented by additional share buy-backs. Mittal Steel’s board of directors proposed an annual base dividend of $1.30 (approximately 1 Euro at the current exchange rate). This base dividend has been designed to guarantee a minimum payout per year and would rise in order to reflect the underlying growth of Mittal Steel. Payment of this dividend will be on a quarterly basis.

_______________________________

2 The shipments of AM3S segment are not consolidated in the total shipments of the group and are fully eliminated.

In addition to this dividend, Arcelor Mittal’s board of directors proposed a share buy-back program tailored to match the 30% distribution pay-out commitment. As a consequence, the sum of the annual base dividend and the share buy-back program each year will represent 30% of annual net income. Based on the pro forma annual net earnings announced for the twelve months ended December 31, 2006, the group will implement a $590 million share buy-back and cash dividend of approximately $1.8 billion. This new distribution policy will be implemented as of January 1, 2007 for the 2006 results, subject to shareholder approval.

On February 2, 2007, Arcelor Mittal declared an interim dividend of $0.325 per share. The cash dividend will be payable on March 15, 2007 to Euronext Amsterdam, Euronext Brussels, Euronext Paris, Luxembourg Stock Exchange and Spanish Exchanges shareholders (“European Shareholders”) of record on February 27, 2007, and to NYSE shareholders of record on March 2, 2007.

On December 15, 2006 Arcelor Mittal redeemed Arcelor’s 3% 2017 bonds convertible and/or exchangeable into new and/or existing Arcelor shares.

On December 26, 2006, Fitch Ratings affirmed the Company’s Issuer Default and senior unsecured ratings at “BBB” and Short-term rating at “F2” and removed the ratings from Rating Watch Negative.

Recent Developments

As previously reported, on December 22, 2006, ThyssenKrupp AG initiated summary legal proceedings against Mittal Steel in the District Court in Rotterdam alleging that Mittal Steel had breached a letter agreement between Mittal Steel and ThyssenKrupp, dated January 26, 2006, with respect to the sale of Dofasco Inc., a North American steelmaker, to ThyssenKrupp.

On January 23, 2007, the District Court in Rotterdam denied ThyssenKrupp’s petition for an order.

On February 20, 2007 the U.S. Department of Justice (“DOJ”) informed the company that the DOJ has selected the Sparrows Point steel mill located near Baltimore Maryland for divestiture under the consent decree filed by the DOJ in August 2006. The selection of Sparrows Point by the DOJ ends the period during which Arcelor Mittal must hold Dofasco separate from its operations.

On September 25, 2006, the Comissão de Valores Mobiliários (“the CVM”), the Brazilian securities regulator, ruled that, as a result of Mittal Steel’s acquisition of Arcelor, Mittal Steel was required to carry out a public offer to acquire all the outstanding shares in Arcelor Brasil S.A. not owned by Arcelor or any other affiliate of Mittal Steel. Arcelor Brasil is a majority owned subsidiary of Arcelor. On October 26, 2006, Mittal Steel filed with the CVM a request for registration with respect to such offer, and filed an amended request on January 11, 2007. As per the amended request for registration filed by Mittal Steel, the value to be offered per Arcelor Brasil share is €12.12 (which may be accepted in the form of cash or a mixture of cash and shares, at the option of the holder), for a total value of approximately €2.6 billion (approximately $3.3 billion) for all Arcelor Brasil shares.

On February 12, 2007, the CVM issued a letter stating that, according to the CVM’s interpretation of the applicable rules, the value Mittal Steel should offer per Arcelor Brasil share should be €4.57 in cash and 0.3942 Arcelor Mittal common shares, subject to a number of adjustments.

The decision of the CVM is subject to administrative appeal and appeal before the Brazilian courts. Mittal Steel is presently evaluating its options in respect of such decision.

On January 30, 2007, Mittal Steel announced its intention to use its trading name Arcelor Mittal on its different stock exchanges listings in order to better reflect the economic reality of the group.

On February 14, 2007 Arcelor Mittal signed a joint venture agreement with the Bin Jarallah Group of companies for the design and construction of a seamless tube mill in Saudi Arabia. This state of the art facility will be located in Jubail Industrial City, north of Al Jubail on the Persian Gulf. The mill will have a capacity of 500,000 tonnes per year. Construction is planned to commence at the end of the first quarter of 2008 and to be completed by the fourth quarter of 2009. Arcelor Mittal will hold a 51% interest in the company established for this project, with the Bin Jarallah Group holding the remaining 49%.

On March 2, 2007, Arcelor Mittal will be admitted to AEX index and the FTSE4Good Index Europe indexes. On September, 18, 2006, Arcelor Mittal was admitted to the CAC 40 index.

Outlook for First Quarter 2007

The Company expects first quarter 2007 EBITDA to be between $4.0-4.2 billion. The Company expects overall shipments levels to remain in line with fourth quarter 2006 levels. Flat Carbon Americas profitability is expected to continue to suffer from de-stocking, while performance for Flat Carbon Europe segment to remain positive. The performance of the Long Carbon Americas and Europe is expected to increase. The performance of the Stainless Steel segment is to remain at high levels, while the performance of AM3S and AACIS is expected to remain stable. The Company expects a normalised tax rate of approximately 25% for the year.

    MITTAL STEEL COMPANY N.V. CONSOLIDATED BALANCE SHEETS -

    ACTUAL BASIS

Balance sheets	ACTUAL	ACTUAL
In millions of US dollars	December 31, 2006	September 30, 2006
	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$ 6,020	$ 5,732
Restricted cash	120	131
Short-term investments	6	14
Trade accounts receivable – net	8,769	9,545
Inventories	19,238	18,543
Prepaid expenses and other current assets	5,255	3,699

Total Current Assets	39,408	37,664

Goodwill and intangible assets	10,677	10,574
Property, plant and equipment	54,696	52,849
Investments in affiliates and joint ventures	3,760	3,464

Deferred tax assets	1,670	2,339
Other assets	1,955	2,233
Total Assets	$ 112,166	$ 109,123

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Payable to banks and current portion of long-term debt	$ 4,922	$ 2,965

Trade accounts payable	10,717	9,926
Accrued expenses and other current liabilities	8,921	7,471

Total Current Liabilities	24,560	20,362

Long-term debt, net of current portion	21,645	25,649
Deferred tax liabilities	7,274	7,646
Other long-term obligations and deferred employees benefits	8,496	8,531
Total Liabilities	61,975	62,188

Total Shareholders’ Equity	42,127	39,165
Minority Interest	8,064	7,770
Total Equity	50,191	46,935
Total Liabilities and Shareholders’ Equity	$ 112,166	$ 109,123

ARCELOR MITTAL CONSOLIDATED STATEMENTS OF

INCOME – PRO FORMA

In millions of US dollars, except shares, per share, employee and shipment data	Three Months Ended	Three Months Ended	Twelve Months Ended	Twelve Months Ended
	December 31, 2006	September 30, 2006	December 31, 2006	December 31, 2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
PRO FORMA STATEMENTS OF
INCOME DATA
Sales	$23,203	$22,069	$88,576	$80,171
Depreciation	875	910	3,448	3,311
Operating Income	3,243	3,444	11,824	11,648
Operating Margin %	14.0%	15.6%	13.3%	14.5%

Other income (expense) - net	46	2	50	329
Income from equity method investments	163	177	569	429
Financing costs - net	4	(352)	(1,328)	(1,257)
Income before taxes and minority interest	3,456	3,271	11,115	11,149
Income tax expense	642	669	1,654	1,403
Income before minority interest	2,814	2,602	9,461	9,746
Minority interest	(443)	(420)	(1,488)	(1,483)
Net income	$2,371	$2,182	$7,973	$8,263

Basic earnings per common share	$1.72	$1.58	$5.76	$5.97
Diluted earnings per common share	1.71	1.57	5.76	5.97
Weighted average common shares outstanding (in millions)[1]	1,382	1,385	1,383	1,383
Diluted weighted average common shares outstanding (in millions)	1,384	1,386	1,385	1,385

EBITDA[2]	$4,118	$4,354	$15,272	$14,959
EBITDA Margin %	17.7%	19.7%	17.2%	18.7%

OTHER INFORMATION
Total shipments of steel products[3]	26.7	26.9	110.5	102.9
(Million metric tonnes)
Employees (000’s)	319	324	319	334

1. The information provided assumes that shares issued in connection with the acquisition of Arcelor were issued at the beginning of the period presented.

2. EBITDA defined as operating income plus depreciation

3. Some intercompany shipments are not eliminated

ARCELOR MITTAL CONSOLIDATED STATEMENTS OF

CASH FLOWS – PRO FORMA

In millions of US dollars	Three Months Ended	Three Months Ended	Twelve Months Ended
	December 31, 2006	September 30, 2006	December 31, 2006
	(Unaudited)	(Unaudited)	(Unaudited)
Net cash provided by operating activities	$ 4,267	$ 1,725	$ 10,285
Investing activities:
Purchase of property, plant and equipment	(1,633)	(1,046)	(4,638)
Other investing activities (net)	(43)	245	(137)
Net cash used in investing activities	(1,676)	(801)	(4,775)
Financing activities:
Proceeds (payments) from payable to banks and long term debt	(2,292)	(1,188)	(718)
Dividends paid	(211)	(355)	(2,480)
Other financing activities (net)	(41)	13	(88)
Net cash used in financing activities	(2,544)	(1,530)	(3,286)
Effect of exchange rate changes on cash	241	(93)	295
Change in cash and cash equivalents	$288	$ (699)	$2,519

    Appendix 1 A - Quarter 4

    2006

    Pro forma key financial

    and operational

    information

Amounts in millions of US dollars unless otherwise stated	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Stainless Steel	AM3S

Financial Information

Sales	$5,070	$7,595	$4,608	$3,472	$2,166	$3,278

Depreciation	174	339	69	113	53	27

Operating income	768	749	778	692	344	128

Operating margin (as a percentage of sales)	15.1%	9.9%	16.9%	19.9%	15.9.%	3.9%

EBITDA	942	1,088	847	805	397	155

EBITDA margin (as a percentage of sales)	18.6%	14.3%	18.4%	23.2%	18.3%	4.7%

Capital expenditure	478	573	296	190	51	49

Operational Information

Crude Steel Production (‘Million MT)	6.2	9.8	6.2	5.1	0.6	-

Steel Shipments (‘Million MT)	6.7	8.4	6.1	4.9	0.6	3.7

Employees (000’s)	36.7	67.2	41.0	102.2	11.5	11.6
•	EBITDA is defined as operating income plus depreciation
•	Crude steel production is a combination of crude steel at the former Arcelor units and liquid steel at former Mittal Steel units
•	Some inter segment sales and intra segment have not been eliminated
•	Some intercompany shipments are not eliminated
•	AM3S shipments are not consolidated

    Appendix 1 B – Full year 2006

    Pro forma key financial and

    operational information

Amounts in millions of US dollars unless otherwise stated	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Stainless Steel	AM3S

Financial Information

Sales	$21,577	$27,567	$17,350	$13,665	$7,251	$11,882

Depreciation	919	1,046	497	441	207	97

Operating income	2,608	2,817	2,889	2,484	731	466

Operating margin (as a percentage of sales)	12.1%	10.2%	16.7%	18.2%	10.1%	3.9%

EBITDA	3,527	3,863	3,386	2,925	938	563

EBITDA margin (as a percentage of sales)	16.3%	14.0%	19.5%	21.4%	12.9%	4.7%

Capital expenditure	1,548	1,282	795	464	186	135

Operational Information

Crude Steel Production (‘Million MT)	31.5	38.5	24.6	20.8	2.60	-

Steel Shipments (‘Million MT)	30.0	33.1	24.9	20.3	2.2	14.3

Employees (000’s)	36.7	67.2	41.0	102.2	11.5	11.6
•	EBITDA is operating income plus depreciation
•	Crude steel production is a combination of crude steel at the former Arcelor units and liquid steel at former Mittal Steel units
•	Some inter segment sales and intra segment have not been eliminated
•	Some intercompany shipments are not eliminated
•	AM3S shipments are not consolidated

MITTAL STEEL COMPANY N.V. ACTUAL FULL YEAR

AND FOURTH QUARTER 2006 RESULTS

Mittal Steel Company N.V. (“Mittal Steel” or “the Company”) (New York: MT; Amsterdam: MT; Madrid: MTS; Paris: MTP; Brussels: MTBL; Luxembourg: MT), the world’s largest and most global steel company, today announced results for the three and twelve months ended December 31, 2006.

Net income for the twelve months ended December 31, 2006, was $5.2 billion, or $5.29 per share, as compared with net income of $3.4 billion, or $4.99 per share, for the twelve months ended December 31, 2005.

Consolidated sales and operating income for the twelve months ended December 31, 2006, were $58.9 billion and $7.5 billion, respectively, as compared with $28.1 billion and $4.7 billion, respectively, for the twelve months ended December 31, 2005.

Total steel shipments for the twelve months ended December 31, 2006, were 78.1 million metric tonnes as compared with 44.6 million metric tonnes for the twelve months ended December 31, 2005.

Net income for the three months ended December 31, 2006, was $1.9 billion, or $1.38 per share, as compared with net income of $1.8 billion, or $1.58 per share, for the three months ended September 30, 2006.

Consolidated sales and operating income for the three months ended December 31, 2006, were $23.2 billion and $2.6 billion, respectively, as compared with $18.0 billion and $2.6 billion, respectively, for the three months ended September 30, 2006.

Total steel shipments for the three months ended December 31, 2006, were 26.7 million metric tonnes as compared with 22.9 million metric tonnes for the three months ended September 30, 2006.

Q4 Highlights (on the basis of IFRS, amounts US$ and Euros1):

(US dollars in millions except earnings per share and shipments data)

	US Dollars
Actual results	Q4 2006	Q3 2006	12M 2006	12M 2005
Shipments (Million MT)[2]	26.7	22.9	78.1	44.6
Sales	23,203	18,007	58,870	28,132
EBITDA [3]	3,495	3,290	9,795	5,829
Operating income	2,630	2,558	7,499	4,728
Net income	1,917	1,802	5,226	3,430
Basic Earnings Per Share	$1.38	$1.58	$5.29	$4.99

(Euros in millions except earnings per share and shipments data)

	Euros[1]
Actual results	Q4 2006	Q3 2006	12M 2006	12M 2005
Shipments (Million MT)[2]	26.7	22.9	78.1	44.6
Sales	17,997	14,125	46,878	22,609
EBITDA [3]	2,711	2,581	7,800	4,685
Operating income	2,040	2,007	5,972	3,800
Net income	1,487	1,414	4,162	2,757
Basic Earnings Per Share	€1.08	€1.24	€4.21	€4.01
1.	US Dollars have been translated into Euros using an average exchange rate of (US$/Euro) of 1.2893, 1.2748, 1.2558 and 1.2443 for Q4 2006, Q3 2006, 12M 2006 and 2005, respectively.
2.	Some inter-company shipments are not eliminated
3.	EBITDA is defined as operating income plus depreciation

Inter-company transactions have been eliminated in financial consolidation. The financial information in this press release and Appendices 1 and 3 has been prepared based on International Financial Reporting Standards as endorsed by the European Union (“IFRS”). While the financial figures included in this announcement have been computed in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as that term is defined in IAS 34, Interim Financial Reporting. Appendix 2 includes reconciliation of certain items from IFRS to the accounting principles generally accepted in the United States of America (“US GAAP”).

The numbers in this press release have not been audited and the 2006 annual report has not been prepared yet.

Analysis of Operations

The following analysis of results for 2006 and 2005 reflects the following:

•	the acquisition of Arcelor, whose results were included from August 1, 2006;
•	the acquisition of certain subsidiaries of Stelco, whose results were included from January 30, 2006.;
•	the acquisition of Mittal Steel Kryviy Rih, whose results were included from November 26, 2005; and
•	the acquisition of Mittal Steel Inc., whose results were included from April 15, 2005.

As a result, prior period results are not entirely comparable.

Analysis of operations for twelve months ended December 31, 2006 versus twelve months ended December 31, 2005 - Actual

Steel shipments for the twelve months ended December 31, 2006, were 75% higher as compared with the twelve months ended December 31, 2005, primarily due to the inclusion of Arcelor, Mittal Steel Kryviy Rih and Mittal Steel ISG Inc. Excluding the impact of Arcelor, Mittal Steel Kryviy Rih and Mittal Steel ISG Inc., steel shipments for the twelve months ended December 31, 2006, were 7% higher as compared with the twelve months ended December 31, 2005, primarily due to increased shipments within the Long Carbon Americas and Europe and AACIS segments.

Operating income for the twelve months ended December 31, 2006, was $7.5 billion as compared with $4.7 billion for the twelve months ended December 31, 2005, primarily due to the inclusion of Arcelor, Mittal Steel Kryviy Rih and Mittal Steel ISG Inc. Excluding the impact of Arcelor, Mittal Steel Kryviy Rih and Mittal Steel ISG Inc., operating income for the twelve months ended December 31, 2006, was 11% lower at $4.1 billion as compared with $4.6 billion for the twelve months ended December 31, 2005.

Other income (expense)-net for the twelve months ended December 31, 2006, was $49 million as compared with other income (expense)-net of $344 million for the twelve months ended December 31, 2005. In 2005, the Company recorded $277 million of negative goodwill.

Income from equity method investments for the twelve months ended December 31, 2006, was $301 million as compared with $86 million for the twelve months ended December 31, 2005, primarily due to equity method investments acquired in the Arcelor transaction.

Net financing cost for the twelve months ended December 31, 2006, increased to $654 million as compared with $353 million for the twelve months ended December 31, 2005, primarily due to the increased borrowing for the acquisition and assumption of debt, at Arcelor, Mittal Steel Kryviy Rih and Mittal Steel ISG Inc., as well as to the increase in base interest rates.

Income tax expense for the twelve months ended December 31, 2006, increased to $1.1 billion as compared with $881 million for the twelve months ended December 31, 2005. The effective tax rate for the twelve months ended December 31, 2006, was 15.4% as compared with 18.3% for the twelve months ended December 31 2005.

Net income for the twelve months ended December 31, 2006, increased to $5.2 billion as compared with $3.4 billion for the twelve months ended December 31, 2005, as a result of the reasons discussed above.

Analysis of operations for Q406 v Q306 - Actual

The results for three months ended September 30, 2006, include the results of Arcelor from August 1, 2006. As a consequence the comparison between three months ended December 31, 2006, and three months ended September 30, 2006 is not entirely comparable.

Sales for the three months ended December 31, 2006, were $23.2 billion as compared with $18.0 billion for the three months ended September 30, 2006.

Operating income for the three months ended December 31, 2006, remained flat at $2.6 billion as compared with the three months ended September 30, 2006.

Other income (expense)-net for the three months ended December 31, 2006, was $46 million as compared with other income (expense)-net of $2 million for the three months ended September 30, 2006.

Income from equity method investments for the three months ended December 31, 2006, was $163 million as compared with $100 million for the three months ended September 30, 2006.

Net financing cost for the three months ended December 31, 2006, decreased to $179 million as compared with $280 million for the three months ended September 30, 2006.

Income tax expense for the three months ended December 31, 2006, amounted to $377 million as compared with $276 million for the three months ended September 30, 2006. The effective tax rate for the three months ended December 31, 2006, was 14.2% as compared with 11.6% for the three months ended September 30, 2006.

Net income for the three months ended December 31, 2006, increased to $1.9 billion as compared with $1.8 billion for the three months ended September 30, 2006, as a result of the reasons discussed above.

Liquidity and Capital Resources

Mittal Steel’s principal sources of liquidity are cash generated from its operations, its credit lines at the corporate level and various working capital credit lines at its operating subsidiaries.

As of December 31, 2006, the Company’s cash and cash equivalents including restricted cash and short-term investments were $6.1 billion ($5.9 billion at September 30, 2006). In addition, the Company, including its operating subsidiaries, had an available borrowing capacity of $9.0 billion at December 31, 2006, as compared with $5.9 billion at September 30, 2006.

On November 30, 2006, Mittal Steel entered into a credit facility, which is comprised of a €12 billion term loan and a €5 billion revolving credit facility (the “€17 billion facility”). The proceeds of the term loan were used to refinance Mittal Steel’s €3 billion refinancing facility, €5 billion acquisition facility and €2.8 billion bridge facility, along with Arcelor’s €4 billion term loan facility and a €3 billion revolving credit facility. The €5 billion revolving credit facility has remained unutilized and is fully available to Mittal Steel, the proceeds of which may be used for general corporate purposes. The €17 billion facility is unsecured and provides for loans bearing interest at LIBOR or EURIBOR (based on the borrowing currency) plus a margin based on a ratings grid.

Mittal Steel’s €3 billion refinancing facility, €5 billion credit facility and €2.8 billion bridge facility were repaid and subsequently cancelled on December 14, 2006. Arcelor’s €4 billion term loan was repaid and subsequently cancelled on December 14, 2006 and its €3 billion facility was cancelled on December 5, 2006.

For the three months ended December 31, 2006, net cash provided by operating activities was $4.3 billion, as compared with $0.7 billion for the three months ended September 30, 2006.

As of December 31, 2006, the Company’s long-term debt plus short-term debt less cash and cash equivalents, restricted cash and short-term investments decreased to $20.4 billion as compared to $22.7 billion at September 30, 2006.

Capital expenditure during the three months ended December 31, 2006, was $1.6 billion as compared with $691 million for the three months ended September 30, 2006.

Depreciation during the three months ended December 31, 2006, was $865 million as compared with $732 million for the three months ended September 30, 2006.

On September 27, 2006, Mittal Steel announced that its board of directors agreed upon a new dividend and cash distribution policy. The new policy will be proposed to Mittal Steel’s shareholders at the next general meeting. The new policy provides a mechanism that will allow Mittal Steel to honor its commitment of returning 30% of net income to shareholders every year through an annual base dividend, supplemented by additional share buy-backs. Mittal Steel’s board of directors proposed an annual base dividend of $1.30 (approximately 1 Euro at the current exchange rate). This base dividend has been designed to guarantee a minimum payout per year and would rise in order to reflect the underlying growth of Mittal Steel. Payment of this dividend will be on a quarterly basis.

In addition to this dividend, Mittal Steel’s board of directors proposed a share buy-back program tailored to match the 30% distribution pay-out commitment. As a consequence, the sum of the annual base dividend and the share buy-back program each year will represent 30% of annual net income. Based on the pro forma annual net earnings announced for the twelve months ended December 31, 2006, the group will implement a $590 million share buy back and a cash dividend of approximately $1.8 billion. This new distribution policy will be implemented as of January 1, 2007 for the 2006 results, subject to shareholder approval.

On February 2, 2007, Arcelor Mittal declared an interim dividend of $0.325 per share. The cash dividend will be payable on March 15, 2007 to Euronext Amsterdam, Euronext Brussels, Euronext Paris, Luxembourg Stock Exchange and Spanish Exchanges shareholders (“European Shareholders”) of record on February 27, 2007, and to NYSE shareholders of record on March 2, 2007.

On December 15, 2006 Mittal Steel redeemed Arcelor’s 3% 2017 bonds convertible and/or exchangeable into new and/or existing Arcelor shares.

On December 26, 2006, Fitch Ratings affirmed the Company’s Issuer Default and senior unsecured ratings at “BBB” and Short-term rating at “F2” and removed the ratings from Rating Watch Negative.

Other Investments and Divestments

On October 27, 2006, Noble and Arcelor signed a binding Letter of Intent for the combination of Arcelor’s laser-welded tailored blank business (“TBA”) with Noble. Upon completion of the transaction, Arcelor Mittal would receive certain cash and shares of Noble common stock, and would become Noble’s largest stockholder, owning approximately 40% of the issued and outstanding common shares. The total consideration of such cash and shares is estimated at $300 million.

Following Mittal Steel’s bid for Arcelor, the European Commission identified competition concerns in certain steel production segments. In response, the Company committed to dispose of three European medium/heavy section mills. On December 6, 2006, Mittal Steel announced that it had agreed to sell its wholly-owned subsidiary, SWT, to Grupo Alfonso Gallardo for an enterprise value of EUR 591 million. SWT is located in Unterwellenborn, Thüringen, Germany. On December 13, 2006, Mittal Steel announced that it had agreed to sell its wholly-owned subsidiary, Travi e Profilati di Pallanzeno (“TPP”), as well as its 49.9% stake in San Zeno Acciai - Duferco S.p.A., to Duferco for an enterprise value of EUR 117 million. TPP is a rolling mill located close to the Lago Maggiore in Northern Italy. On January 19, 2007, Mittal Steel announced that it had agreed to sell its wholly-owned subsidiary, Huta Bankowa, to Alchemia SA Capital Group. Huta Bankowa is located in Dabrowa Gornicza in Southern Poland.

On December 11, 2006, the Government of Liberia and Mittal Steel announced that they had successfully concluded the review of the Mining Development Agreement Mittal Steel entered into with the Government of Liberia in August 2005. The agreement gives Mittal Steel access to iron ore deposits in Western Liberia. Mittal Steel expects expenditures of approximately $900 million during the lifetime of the project. This cost will cover development of the mines, related railway and port infrastructure and will provide means for community development.

On December 20, 2006, Mittal Steel announced the acquisition of Sicartsa, a Mexican integrated steel producer, from Grupo Villacero for an enterprise value of $1.4 billion. Sicartsa, with production facilities in Mexico and Texas, is a fully integrated producer of long steel, with an annual production capacity of approximately 2.5 million tonnes. Through its wholly owned mine, linked directly to the plant via a slurry pipeline, Sicartsa has estimated iron ore resources of 160 million tonnes.

On December 20, 2006, Mittal Steel also entered into a 50/50 commercial joint-venture with Grupo Villacero to distribute and trade Mittal Steel long products in Mexico and in the southwest United States.

On December 21, 2006, Mittal Steel announced that it has signed a Memorandum of Understanding with the Government of the State of Orissa in India concerning setting up a steel making operation in the Keonijhar District.

Recent Developments

As previously reported, on December 22, 2006, ThyssenKrupp AG initiated summary legal proceedings against Mittal Steel in the District Court in Rotterdam alleging that Mittal Steel had breached a letter agreement between Mittal Steel and ThyssenKrupp, dated January 26, 2006, with respect to the sale of Dofasco Inc., a North American steelmaker, to ThyssenKrupp.

On January 23, 2007, the District Court in Rotterdam denied ThyssenKrupp’s petition for an order.

On February 20, 2007 the U.S. Department of Justice (“DOJ”) informed the company that it has selected the Sparrows Point steel mill located near Baltimore Maryland for divestiture under the consent decree filed by the DOJ in August 2006. The selection of Sparrows Point by the DOJ ends the period during which Arcelor Mittal must hold Dofasco separate from its operations.

On September 25, 2006, the Comissão de Valores Mobiliários (“the CVM”), the Brazilian securities regulator, ruled that, as a result of Mittal Steel’s acquisition of Arcelor, Mittal Steel was required to carry out a public offer to acquire all the outstanding shares in Arcelor Brasil S.A. not owned by Arcelor or any other affiliate of Mittal Steel. Arcelor Brasil is a majority owned subsidiary of Arcelor. On October 26, 2006, Mittal Steel filed with the CVM a request for registration with respect to such offer, and filed an amended request on January 11, 2007. As per the amended request for registration filed by Mittal Steel, the value to be offered per Arcelor Brasil share is €12.12 (which may be accepted in the form of cash or a mixture of cash and shares, at the option of the holder), for a total value of approximately €2.6 billion (approximately $3.3 billion) for all Arcelor Brasil shares.

On February 12, 2007, the CVM issued a letter stating that, according to the CVM’s interpretation of the applicable rules, the value Mittal Steel should offer per Arcelor Brasil share should be €4.57 in cash and 0.3942 Mittal Steel class A common shares, subject to a number of adjustments.

The decision of the CVM is subject to administrative appeal and appeal before the Brazilian courts. Mittal Steel is presently evaluating its options in respect of such decision.

On January 30, 2007, Mittal Steel announced its intention to use its trading name Arcelor Mittal on its different stock exchanges listings in order to better reflect the economic reality of the group.

On February 14, 2007 Arcelor Mittal signed a joint venture agreement with the Bin Jarallah Group of companies for the design and construction of a seamless tube mill in Saudi Arabia. This state of the art facility will be located in Jubail Industrial City, north of Al Jubail on the Persian Gulf. The mill will have a capacity of 500,000 tonnes per year. Construction is planned to commence at the end of the first quarter of 2008 and to be completed by the fourth quarter of 2009. Arcelor Mittal will hold a 51% interest in the company established for this project, with the Bin Jarallah Group holding the remaining 49%.

On March 2, 2007, Arcelor Mittal will be admitted to AEX index and the FTSE4Good Index Europe indexes. On September 18, 2006, Arcelor Mittal was admitted to the CAC 40 index.

MITTAL STEEL COMPANY N.V. CONSOLIDATED FINANCIAL & OTHER INFORMATION

MITTAL STEEL COMPANY N.V. CONSOLIDATED BALANCE SHEETS – ACTUAL BASIS

	As of
In millions of US dollars	December 31, 2006 Unaudited	September 30, 2006 Unaudited	December 31, 2005 Audited [1]
ASSETS
Current Assets
Cash and cash equivalents	$ 6,020	$ 5,732	$ 2,035
Restricted cash	120	131	100
Short-term investments	6	14	14
Trade accounts receivable – net	8,769	9,545	2,287
Inventories	19,238	18,543	5,994
Prepaid expenses and other current assets	5,255	3,699	1,040

Total Current Assets	39,408	37,664	11,470

Goodwill and intangible assets	10,677	10,574	1,706
Property, plant and equipment –net	54,696	52,849	18,831
Investments in affiliates and joint ventures	3,760	3,464	927

Deferred tax assets	1,670	2,339	318
Other assets	1,955	2,233	608
Total Assets	$112,166	$109,123	$33,860

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Payable to banks and current portion of long-term debt	$4,922	$2,965	$334
Trade accounts payable	10,717	9,926	2,504
Accrued expenses and other current liabilities	8,921	7,471	2,661
Total Current Liabilities	24,560	20,362	5,499

Long-term debt, net of current portion	21,645	25,649	7,974
Deferred tax liabilities	7,274	7,646	2,253
Other long-term obligations and deferred employee benefits	8,496	8,531	2,557
Total Liabilities	61,975	62,188	18,283

Total Shareholders’ Equity	42,127	39,165	13,416
Minority Interest	8,064	7,770	2,161
Total Equity	50,191	46,935	15,577
Total Liabilities and Shareholders’ Equity	$112,166	$109,123	$33,860

1 The Company has implemented the guidance of IFRIC 4 “Determining whether an arrangement contains a lease” on January 1, 2006. The implementation did not have a material impact on the financial position of the Company. Comparative information for 2005 has retrospectively been adjusted.

MITTAL STEEL COMPANY N.V. CONSOLIDATED FINANCIAL & OTHER

INFORMATION

MITTAL STEEL COMPANY N.V. CONSOLIDATED STATEMENTS OF INCOME DATA

& OTHER INFORMATION – ACTUAL BASIS

	Three Months Ended			Twelve Months Ended

In millions of US dollars, except shares, per share and shipment data	December 31, 2006	September 30, 2006	December 31, 2005	December 31, 2006	December 31, 2005
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
ACTUAL STATEMENT OF INCOME

Sales	$23,203	$18,007	$7,054	$58,870	$28,132
Depreciation	865	732	330	2,296	1,101
Operating income	2,630	2,558	1,150	7,499	4,728
Operating margin	11.3%	14.2%	16.3%	12.7%	16.8%
Other income (expense) – net	46	2	37	49	344
Income from equity method investments	163	100	9	301	86
Financing costs (net)	(179)	(280)	(131)	(654)	(353)

Income before taxes and minority interest	2,660	2,380	1,065	7,195	4,805
Income tax expense	377	276	265	1,109	881
Income before minority interest	2,283	2,104	800	6,086	3,924
Minority interest	(366)	(302)	(80)	(860)	(494)

Net income	$1,917	$1,802	$720	$5,226	$3,430
Basic earnings per common share	$1.38	$1.58	$1.01	$5.29	$4.99
Diluted earnings per common share	$1.38	$1.58	$1.01	$5.28	$4.98
Weighted average common shares outstanding (in millions)	1,385	1,143	704	988	687
Diluted weighted average common shares outstanding (in millions)	1,387	1,144	704	990	689

OTHER INFORMATION

Total shipments of steel products[2] (Millions of metric tonnes)	26.7	22.9	13.6	78.1	44.6
1.	The information provided includes preliminary purchase price adjustments.
2.	Some intercompany shipments are not eliminated

MITTAL STEEL COMPANY N.V. CONSOLIDATED FINANCIAL & OTHER

INFORMATION

MITTAL STEEL COMPANY N.V. CONSOLIDATED

STATEMENTS OF CASH FLOWS – ACTUAL BASIS

In millions of US dollars	Three Months Ended			Twelve Months Ended
	December 31, 2006 [1]	September 30, 2006	December 31 2005	December 31, 2006	December 31, 2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Operating activities:
Net cash provided by operating activities	$4,267	$748	$953	$7,122	$3,874
Investing activities:
Purchase of property, plant and equipment	(1,633)	(691)	(416)	(2,935)	(1,181)
Acquisition of net assets of subsidiaries, net of cash acquired	(166)	(5,642)	(4,791)	(5,842)	(6,120)
Other investing activities (net)	123	1,001	132	201	(211)
Net cash used in investing activities	(1,676)	(5,332)	(5,075)	(8,576)	(7,512)
Financing activities:
Proceeds (payments) from payable to banks and long term debt	(2,292)	8,598	4,474	6,142	5,449
Dividends paid	(210)	(209)	(143)	(660)	(2,092)
Other financing activities (net)	(42)	3	2	(37)	(8)
Net cash provided by (used in) financing activities	(2,544)	8,392	4,333	5,445	3,349
Net increase (decrease) in cash and cash equivalents	47	3,808	211	3,991	(289)
Effect of exchange rate changes on cash	241	(197)	(10)	(6)	(171)
Cash and cash equivalents:
At the beginning of the period	5,732	2,121	1,834	2,035	2,495
At the end of the period	$6,020	$5,732	$2,035	$6,020	$2,035
1.	The information provided includes preliminary purchase price adjustments.
2.	The information for 2005 includes Mittal Steel USA ISG Inc. from April 15, 2005 and Mittal Steel Kryviy Rih from November 26, 2005
3.	The information for 2006 includes Arcelor from August 1, 2006

    Mittal Steel Company N.V.

    Appendix 2 – Quarter 4 2006

    Unaudited Reconciliation of IFRS financials to US

    GAAP

The Company considers IFRS as its primary GAAP. To provide an understanding of the differences between IFRS and US GAAP, the effect on consolidated net income is described in the following table and notes:

	Twelve months ended December 31, 2006	Twelve months ended December 31, 2005
	Unaudited	Unaudited

Net income as reported in accordance with IFRS	$5,226	$3,885
Adjustments recorded to comply with US GAAP

Employee benefits (see note 1)	3	232
Business combinations (see note 2)*	250	(110)
Other (see note 3)	(7)	(20)
Tax effect on the above	(70)	(63)

Total increase/decrease	176	39

Net income as reported in accordance with US GAAP	$5,402	$3,924

*Adjustment for business combinations for twelve months ended December 31, 2005 consists of $217 million higher amortization under IFRS offset by the reversal of negative goodwill of $277 million, whereas in 2006 no negative goodwill was recognized.

Notes to the reconciliation from IFRS to US GAAP

1)	Employee benefits

US GAAP requires past service cost to be amortized over the remaining working lives for both vested and unvested rights, whereas under IFRS unvested rights remain unrecognized.

2)	Business combinations

Under US GAAP, negative goodwill is deducted, on a pro-rata basis, from the value of the non-current assets acquired, primarily property, plant and equipment. Under IFRS negative goodwill is directly recognized in the income statement. Because the carrying amount of non current assets is higher under IFRS, the depreciation in the income statement increases proportionally.

3)	Other

Other adjustments relate mostly to measurement of inventory. Under IFRS inventory is measured on the basis of First In – First Out (FIFO). Under US GAAP the Company measures certain inventory on the basis of Last In – First Out (LIFO).

4)	Deferred income tax

Under US GAAP, negative goodwill is deducted, on a pro-rata basis, from the value of the non-current assets acquired, primarily property, plant and equipment. A corresponding tax asset for the temporary difference created is recorded, less a valuation allowance, if applicable. Under IFRS, negative goodwill is directly recognized in the income statement with no tax asset recorded.

Mittal Steel Company N.V.

Appendix 3 – Quarter 4 2006

Purchase price accounting adjustments

The Company is in the process of allocating the purchase price for its acquisition of Arcelor. It should be noted that all of the purchase price allocation adjustments made and reflected in the Company’s December 31, 2006, financials (Income statement / Balance sheet) are still preliminary and could materially change as a result of the finalization of the purchase price allocation process. It is expected that this allocation will be finalized in Q2 2007.

The Company has recorded the following adjustments:

(Billions of US Dollars)

Total purchase price	$33.7
Net book value of Arcelor as of August 1, 2006	(18.2)

Excess purchase price over net book value	15.5

Preliminary purchase price adjustments
Property, plant and equipment	12.3
Inventory	1.1
Intangible assets – net	1.0
Liabilities	(0.8)
Minority interest	(0.7)
Tax impact on above adjustments	(4.0)

8.9

Total goodwill remaining as of December 31, 2006	$6.6